Mail Stop 3561

October 6, 2009

Larry G. Gerdes
Chief Executive Officer and President
Transcend Services, Inc.
One Glenlake Parkway, Suite 1325
Atlanta, GA 30328

> Re: Transcend Services, Inc.
> Form 10-K for Fiscal Year Ended December 31, 2008
> Filed March 11, 2009
> Form 10-Qs for the Quarters Ended March 31 and June 30, 2009
> Filed May 11 and August 3, 2009
> Definitive Proxy Statement on Schedule 14A
> Filed April 6, 2009
> Written Response
> Filed September 24, 2009
> File No. 000-18217

Dear Mr. Gerdes:

      We have reviewed your responses to our letter dated August 27, 2009 and have the following additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data, page 29

1. We considered your response to comment three in our letter dated August 27, 2009. As previously requested, please amend your filing to provide an audit report on Schedule II information for each of the years ended December 31, 2007 and 2006. The report on Schedule II information may be added to the audit report on the basic financial statements or may be provided separately in Item 15(c). Refer to Item 5-04(c) of Regulation S-X and Auditing Standards Codification AU Section 551.

Definitive Proxy Statement on Schedule 14A

Employment Agreements and Severance Agreements, page 17

2. We note your response to prior comment 15 in our letter dated August 27, 2009. We also note that you have proposed to revise your disclosure to indicate the number of options that would be exercisable if a change of control occurred on December 31, 2008. Please also include a column that discloses the cash value of these options for each listed executive officer as of December 31, 2008.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

3. We note your response to prior comment 19 in our letter dated August 27, 2009. Please file an amendment to the Form 10-Q that includes new corrected certifications.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements, page 7

Note 3. Acquisitions, page 8

4. We reviewed your response to comment 20 in our letter dated August 27, 2009. The significance tests in Rule 3-05 of Regulation S-X are used to determine the periods for which financial statements of acquired businesses are required to be filed. The rule does not provide guidance with respect to materiality regarding disclosures required by SFAS 141(R). Given the significance of the acquisitions, we believe you should provide the disclosures required by SFAS 141(R) for each individual acquisition or collectively for individually immaterial acquisitions. Please tell us why you believe the acquisitions are not individually and collectively material to your financial position. Also tell us why you believe your disclosure meets the objective in paragraph 67 of SFAS 141(R).

Exhibits 31.1 and 31.2

5. We note your response to prior comment 22 in our letter dated August 27, 2009. Please file an amendment to the Form 10-Q that includes new corrected certifications.

Form 8-K Filed July 29, 2009

6. We reviewed your response to comments 23 and 24 in our letter dated August 27, 2009 and the proposed revision to your disclosure regarding the use of EBITDA in future press releases furnished on Form 8-K. You state that you believe

EDITDA is useful to investors because it is a widely used benchmark and provides insight into your ability to generate cash flow from operations. Since EBITDA excludes items that are integral to your operating performance, please provide a more thorough discussion of why EBITDA is relevant as a measure of your ability to generate operating cash flow. In addition, since you use EBITDA as a measure of your ability to generate cash flow, it appears that you should also provide a reconciliation of EBITDA to cash flows from operating activities. Please advise.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or William Thompson Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director